February 24, 2020

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Argo Group International Holdings, Ltd. (“Argo Group,” “Company,” “we,” “us,” and “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:

(a)	common shares, par value $0.01 per share (the “common shares”); and

(b)	the 6.500% Senior Notes due 2042 (the “Notes”) issued by Argo Group U.S., Inc. (“Argo Group U.S.”), a wholly owned subsidiary of the Company, and our guarantee of such Notes.
The following is a summary description of the material terms of such securities. It may not contain all the information that is important to you. For additional information, you should refer to the provisions of our Amended and Restated Memorandum of Association (the “Memorandum of Association”), our Amended and Restated Bye-Laws (the “Bye-Laws”), the Argo Group U.S. Notes, Senior Indenture and First Supplemental Indenture applicable to the Notes, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit and are incorporated herein by reference.
We are incorporated as an exempted company limited by shares under the Bermuda Companies Act of 1981, as amended (the “Companies Act”). Please also refer to the applicable provisions of the Companies Act for additional information.
DESCRIPTION OF SHARE CAPITAL
The rights of our shareholders are governed by Bermuda law, our Memorandum of Association and our Bye-Laws. Our authorized share capital stock is 500,000,000 common shares, par value $1.00 per share, and 30,000,000 preferred shares, par value $1.00 per share. No preferred shares are currently outstanding.
Common Shares
Listing
Our common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ARGO.”
Dividend Rights
Subject to any preferred shares created by our board of directors, each outstanding common share is entitled to such dividends as our board of directors may declare from time to time out of funds that we can legally use to pay dividends.
Voting Rights
Subject to the adjustment regarding voting set forth in “Voting Adjustments” below, each holder of our common shares is entitled to one vote for each common shares and does not have any right to cumulate votes in the election of directors.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, holders of our common shares will be entitled to receive on a pro-rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of preferred shares.

Other Rights
Holders of our common shares are not entitled to preemptive, redemption, or sinking fund rights. When we issue and receive payment for common shares, the shares will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds.
Voting Adjustments
Under our Bye-Laws, the voting power of all shares is automatically adjusted to the extent necessary so that there is no 9.5% U.S. Member (as defined below), provided that no one Member (as defined below) owns greater than 75% of the voting power of the issued shares of the Company determined without applying the following voting power adjustments or eliminations. Our board of directors shall from time to time, including prior to any time at which a vote of Members is taken, take all reasonable steps necessary to ascertain, through communications with Members or otherwise, whether there exists, or will exist at the time any vote of Members is taken, a Tentative 9.5% U.S. Member (as defined below). In the event that a Tentative 9.5% U.S. Member exists, the aggregate votes conferred by shares held by a Member and treated as Controlled Shares (as defined below) of that Tentative 9.5% U.S. Member shall be reduced to the extent necessary such that the Controlled Shares of the Tentative 9.5% U.S. Member will constitute less than 9.5% of the voting power of all issued and outstanding shares. In applying the previous sentence where shares held by more than one Member are treated as Controlled Shares of such Tentative 9.5% U.S. Member, the reduction in votes shall apply to such Members in descending order according to their respective Attribution Percentages (as defined below), provided that, in the event of a tie, the reduction shall apply pro rata to such Members. The votes of Members owning no shares treated as Controlled Shares of any Tentative 9.5% U.S. Member shall, in the aggregate, be increased by the same number of votes subject to reduction as described above provided however that no shares shall be conferred votes to the extent that doing so will cause any person to be treated as a 9.5% U.S. Member. Such increase shall be apportioned to all such Members in proportion to their voting power at that time, provided that such increase shall be limited to the extent necessary to avoid causing any person to be a 9.5% U.S. Member.
The adjustments of voting power described above shall apply repeatedly until there would be no 9.5% U.S. Member. Our board of directors may deviate from any of the principles described above and determine that shares held by a Member shall carry different voting rights as it determines appropriate (1) to avoid the existence of any 9.5% U.S. Member or (2) to avoid adverse tax, legal or regulatory consequences to us, any of our subsidiaries, or any direct or indirect shareholder or its affiliates.
In addition, our board of directors may adjust a shareholder’s voting rights to the extent that our board of directors determines that it is necessary in order to avoid adverse tax, legal or regulatory consequences to the Company, any subsidiary of the Company, or any other direct or indirect holder of shares or its affiliates, provided that no adjustment pursuant to this sentence shall cause any person to become a 9.5% U.S. Member.
Our board of directors also has the authority under our Bye-Laws to request from any direct or indirect shareholder such information as may be reasonably requested for the purpose of determining whether any holder’s voting rights are to be adjusted pursuant to the bye-laws. If a shareholder fails to respond to such a request or submits incomplete or inaccurate information in response to such a request, our board of directors, in its sole discretion, may determine that such holder’s shares shall carry no voting rights until otherwise determined by our board of directors.
Restrictions on Transfer
Our Bye-Laws provide that if our board of directors determines that share ownership by any shareholder may result in any non-de minimis adverse tax, regulatory or legal consequences to the Company, any subsidiary of the Company, or any direct or indirect holder of shares or its affiliates, then it may decline to approve or register or permit the registration of such transfer of shares. In addition, our board of directors may, in its absolute discretion, decline to register a transfer of any share to more than four joint holders.
In addition, each transfer must comply with current Bermuda Monetary Authority (“BMA”) permission or have specific permission from the BMA. Transfers must be by instrument unless otherwise permitted by the Companies Act.

If our board of directors refuses to register a transfer in accordance with our bye-laws, it shall send written notice to the proposed transferor and transferee within 120 days after the date on which the transfer was delivered to the Company. The Bye-Laws also provide that our board of directors may suspend the registration of transfers at such time and for such periods as our board of directors may determine, provided that they may not suspend the registration of transfers for more than 30 days in any year.
Anti-Takeover Effects of Bye-laws
Provisions of our bye-laws may delay or make more expensive or difficult unsolicited acquisitions or changes of our control. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our board of directors or current management without their agreement. We believe that these provisions will enable us to develop our business in a manner that will foster long-term growth without disruption caused by the threat of a takeover not thought by our board of directors to be in our best interests and the best interests of our stockholders.
Our Bye-Laws currently provide that our board of directors shall consist of not less than three nor more than 13 directors, as determined by the Company by ordinary resolution, divided into three approximately equal classes (Class I, Class II, and Class III). Nominations to our board of directors other than those made by our board of directors must be delivered to or mailed and received at the Company not less than 60 days prior to a general meeting of our shareholders. Directors may be removed, with or without cause, prior to the expiration of such director’s term at a meeting of shareholders, provided that such director is given notice before the meeting and is given the opportunity to be heard at such meeting. The appointment or removal of a director requires the simple majority of votes entitled to vote thereon, represented in person or by proxy, at the general meeting at which the proposal is put forth. A special general meeting of shareholders may be convened by our board of directors or at the request of shareholders holding at the date of the delivery of the written notice of not less than 10% of the paid-up voting share capital of Argo Group.
As described above, any U.S. person owning, directly, indirectly or by attribution, more than 9.5% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.5% of the total voting rights.
As described above, our board of directors also may decline to register the transfer of any shares if it believes that the transfer may expose us, any subsidiary of the Company, or any direct or indirect holder of shares or its affiliates to non-de minimis adverse tax, legal, or regulatory treatment or if any share is be to transferred to more than four joint holders. A transferor of our shares will be deemed to own the shares until the name of the transferee is entered on our register of members.
Subject to any resolution of our shareholders to the contrary, our board of directors shall have the power to appoint any person as a director to fill a casual vacancy on our board of directors, provided that the number of directors so appointed shall not exceed any maximum number determined by our shareholders in a general meeting of our shareholders and may also fill any vacancy caused by the removal of a director by our shareholders, provided that our shareholders have not elected or appointed any director at the meeting at which the director was removed or passed a resolution to the contrary.
Any amendment to our bye-laws or our memorandum of association shall be approved by our board of directors and decided on by an ordinary resolution of our shareholders.
Restrictions on Ownership Under Insurance Laws
The application of various insurance laws in the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled will be a significant deterrent to any person interested in acquiring control. The insurance holding company laws of each of the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled, as well as state corporation laws, govern any acquisition of control of our insurance subsidiaries or of us. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of our outstanding common shares, unless the applicable insurance regulatory authorities determine otherwise.

Pursuant to the Bermuda Insurance Act 1978 and its related regulations, a shareholder or prospective shareholder is responsible for notifying the BMA in writing of his becoming a shareholder controller, directly or indirectly, of 10%, 20%, 33% or 50% of Argo Group and ultimately its Bermudian insurance subsidiary, Argo Re Ltd. (“Argo Re”), within 45 days of becoming such a shareholder controller. Argo Re is also required to notify the BMA in the event of any person becoming or ceasing to be a controller (being a managing director, chief executive or other person in accordance with whose directions or instructions the directors of Argo Re are accustomed to act, including any person who holds, or is entitled to exercise, 10% or more of the voting shares or voting power or is able to exercise a significant influence over the management of Argo Re) or officer of the company. The BMA may serve a notice of objection on any controller of Argo Re if it appears to the BMA that the person is no longer fit and proper to be such a controller.
DESCRIPTION OF THE NOTES AND THE GUARANTEE
In September 2012, the Company’s subsidiary, Argo Group U.S., issued $143,750,000 aggregate principal amount of Argo Group U.S.’s 6.5% senior notes due 2042. The Company fully and unconditionally guaranteed all payments on the Notes (the “Guarantee”).
Listing
The Notes (and the Guarantee with respect thereto) are listed on the NYSE under the symbol “ARGD.”
General
The Notes are unsecured and unsubordinated obligations of Argo Group U.S. and rank equally in right of payment with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will mature on September 15, 2042, unless previously redeemed in full by Argo U.S. as provided below.
The Notes bear interest at the rate of 6.500% per annum from and including September 25, 2012 to maturity or early redemption. Interest on the Notes are be payable on the 15th day of March, June, September and December of each year, commencing on December 15, 2012, to the persons in whose names such Notes were registered at the close of business on the immediately preceding 1st day of March, June, September and December (whether or not a business day), respectively.
Interest payments in the respect of the Notes equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the date of issue, if no interest has been paid or duly provided for with respect to the Notes), to, but not including, the applicable interest payment date or stated maturity date or date of earlier redemption, as the case may be. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.
If any interest payment date falls on a day that is not a business day, the interest payment will be postponed until the next succeeding business day, and no interest on such payment will accrue for the period from and after such interest payment date. Similarly, if the maturity date of the Notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date. As used in this prospectus supplement, “business day” means any day other than a day on which banking institutions in The City of New York or any place of payment are authorized or required by law, executive order or regulation to close.
The indenture governing the Notes (the “Indenture”) does not limit the aggregate principal amount of the debt securities which Argo U.S. may issue thereunder and will provide that Argo U.S. may issue debt securities thereunder from time to time in one or more series. Argo U.S. may, from time to time, without the consent of or notice to holders of the Notes, issue and sell additional debt securities ranking equally and ratably with the Notes in all respects and having the same terms as the Notes (other than the issue date, and to the extent applicable, issue price, initial date of interest accrual and initial interest payment date of such additional debt securities), so that such additional debt securities shall be consolidated and form a single series with the Notes for all purposes, including voting; provided, that such additional debt securities are fungible with the previously issued Notes for U.S. federal income tax purposes.

     The Notes are not entitled to the benefit of any mandatory redemption or sinking fund or to redemption or repurchase at the option of the holders upon a change of control, a change in management, an asset sale or any other specified event.
The Notes are issued only in fully registered form without coupons in minimum denominations of $25 and integral multiples of $25 in excess thereof. The Notes may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by Argo U.S. or the security registrar) or exchanged for other Notes (containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount) at the office or agency maintained by Argo U.S. for such purposes (initially the corporate trust office of the trustee). Such transfer or exchange will be made without service charge, but Argo U.S. may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses then payable.
The Indenture does not contain any provisions that would limit Argo Groups’, or any of its subsidiaries’ ability to incur indebtedness or that would afford holders of the Notes protection in the event of a sudden and significant decline in Argo Groups’, or any of its subsidiaries, credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving Argo Group or any of its subsidiaries. Accordingly, Argo Group and/or Argo U.S. could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect their respective capital structure or credit rating.
Guarantee
Argo Group has fully and unconditionally guaranteed all payments on the Notes. The guarantee is the senior unsecured obligation of Argo Group and will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness of Argo Group from time to time outstanding. The guarantee is effectively subordinated to all existing and future secured obligations of Argo Group to the extent of the security thereof and structurally subordinated to all existing and future obligations of Argo Group’s subsidiaries, including claims with respect to trade payables.
Optional Redemption
The Notes may be redeemed, for cash, in whole or in part, on or after September 15, 2017, at Argo U.S.’s option, at any time and from time to time, until maturity at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including, the redemption date.
Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed at such holder’s registered address. If less than all the Notes are to be redeemed at our option, the trustee shall determine, in such manner as it deems appropriate and fair, the principal amount of such Notes held by each beneficial owner of such Notes to be redeemed. The trustee may select Notes and portions of Notes in amounts of $25 and integral multiples of $25 in excess thereof. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption on such redemption date.
Nothing in the Indenture prohibits Argo U.S. from acquiring the Notes by means other than a redemption, whether pursuant to an issuer tender offer or otherwise, assuming such acquisition does not otherwise violate the terms of the Indenture.
Payment of Additional Amounts
If any taxes, assessments or other governmental charges are imposed by the jurisdiction, other than the United States, where Argo Group or Argo U.S., or any of their respective successors (a “Payor”), is organized or otherwise considered to be a resident for tax purposes, any jurisdiction, other than the United States, from or through which the Payor makes a payment on the Notes, or, in each case, any political organization or governmental authority thereof or therein having the power to tax (the “Relevant Tax Jurisdiction”) in respect of any payments under the Notes, the Payor will pay to each holder of the Notes, to the extent it may lawfully do so, such additional amounts as may be necessary in order that the net amounts paid to such holder will be not less than the amount specified in such Notes to which such holder is entitled; provided, however, the Payor will not be required to make any payment of additional amounts for or on account of:

(A)
any tax, assessment or other governmental charge which would not have been imposed but for (1) the existence of any present or former connection between a noteholder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the Relevant Tax Jurisdiction (other than by reason of the mere ownership of, or receipt of payment under, the Notes) including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (2) the presentation of a note (where presentation is required) for payment on a date more than 30 days after (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for, whichever occurs later;

(B)	any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

(C)	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of (or in respect of) principal of, premium, if any, or any interest on, the Notes;

(D)
any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the Notes to comply with a request of the Payor addressed to the holder within 90 days of such request (a) to provide information, documents or other evidence concerning the nationality, residence or identity of the holder or beneficial holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Tax Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

(E)	any combination of the above.
Additional amounts also will not be paid with respect to any payment of the principal of, or any premium or interest on, any Notes to any holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Relevant Tax Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or limited liability company or beneficial owner who would not have been entitled to such additional amounts had it been the holder of such Notes.
Redemption for Tax Purposes
Argo U.S. may redeem the Notes at its option, at any time, for cash, in whole but not in part, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest and additional amounts, if any, to, but not including, the date fixed for redemption, at any time the Payor receives an opinion of counsel that as a result of (1) any change in or amendment to the laws or treaties (or any regulations or rulings promulgated under these laws or treaties) of a Relevant Tax Jurisdiction or any change in the application or official interpretation of such laws, regulations or rulings, (2) any action taken by a taxing authority of a Relevant Tax Jurisdiction which action is generally applied or is taken with respect to it, or (3) a decision rendered by a court of competent jurisdiction in a Relevant Tax Jurisdiction whether or not such decision was rendered with respect to the Payor, there is a substantial probability that the Payor is or will be required as of the next interest payment date to pay additional amounts with respect to the Notes as provided in “Payment of Additional Amounts” above and such requirements cannot be avoided by the use of reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) then available. If Argo U.S. elects to redeem the Notes under this provision, it will give written notice of such election to the trustee and the holders of the Notes. Interest on the Notes will cease to accrue unless we default in the payment of the redemption price.
Consolidation, Merger and Sale of Assets
Neither Argo U.S. nor Argo Group may consolidate with or merge into or amalgamate with any other company or entity or sell, assign, transfer, lease or otherwise convey all or substantially all its assets to another company or entity, unless:

•
in the case Argo U.S. or Argo Group consolidates or amalgamates with or merges into another person or sells, assigns, transfers, leases or otherwise conveys all or substantially all of its assets, the person formed by that consolidation or into which Argo U.S. or Argo Holdings is merged or the person which acquires all or substantially all its assets expressly assumes our obligations on the debt securities under a supplemental indenture, and, with respect to the senior indenture, is a corporation, partnership, trust or limited liability company organized under the laws of the United States of America, any State or territory thereof or the District of Columbia, Bermuda, Cayman Islands, Barbados or any other country or state (including under the law of any political subdivision thereof) which is on the date of the indenture a member of the Organization for Economic Cooperation and Development;

•	immediately after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing; and

•	Argo U.S. or Argo Group (as applicable) or the successor have delivered to the trustee an officer’s certificate and an opinion of counsel stating compliance with these provisions.
Certain Covenants
Limitation on Liens. Argo Group shall not, and shall not permit its restricted subsidiaries to, issue, assume, incur or enter into a guarantee of, any indebtedness for borrowed money secured by a mortgage, pledge, lien, encumbrance or other security interest, directly or indirectly, upon any voting shares of a restricted subsidiary which are now owned or hereafter acquired by Argo Group or its subsidiaries without effectively providing concurrently that the senior debt securities (and if Argo U.S. or Argo Group so elects, any other indebtedness of Argo U.S. or Argo Group ranking on a parity with the senior debt securities) shall be secured equally and ratably with, or prior to, any such secured indebtedness so long as such indebtedness remains outstanding. This restriction shall not apply to permitted liens.
Restrictions on Certain Dispositions. As long as any of the Notes remain outstanding, and except in a transaction otherwise expressly permitted by the Indenture, (1) issue, sell, assign, transfer or otherwise dispose of any capital stock of, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of capital stock of, any restricted subsidiary (other than to Argo U.S., Argo Group or another restricted subsidiary); or (2) permit any restricted subsidiary to issue (other than to Argo U.S., Argo Group or another restricted subsidiary) any capital stock (other than director’s qualifying shares) of, or securities convertible into, or warrants, rights or options to subscribe for or purchase any capital stock of, any restricted subsidiary; if, after giving effect to any transaction described in clauses (1) or (2) above and the issuance of the maximum number of shares or other equity interests issuable upon the conversion or exercise of all such convertible securities, warrants, rights or options, Argo Group would own, directly or indirectly, less than 80% of the capital stock of such restricted subsidiary; provided, however, that this covenant shall not prohibit (i) any issuance, sale, assignment, transfer or other disposition made for at least a fair market value consideration as determined by the board of directors of Argo Group pursuant to a resolution adopted in good faith; and (ii) any such issuance or disposition of securities if required by any law or any regulation or order of any applicable governmental or insurance regulatory authority. Notwithstanding the foregoing, Argo Group shall be permitted (A) to merge or consolidate any restricted subsidiary into or with another direct or indirect subsidiary of Argo Group, the capital stock of which Argo Group owns, directly or indirectly, at least 70%; and (B) subject to the provisions of the Indenture relating to consolidation, merger, and/or sale of all or substantially all of the assets of Argo Group or Argo U.S. and described above in “—Consolidation, Merger and Sale of Assets”, sell, assign, transfer or otherwise dispose of all of the capital stock of any restricted subsidiary at one time for at least a fair market value consideration as determined by the board of directors of Argo Group pursuant to a resolution adopted in good faith.
Terms Used in Restrictive Covenants

The following are the meanings of terms that are important in understanding the restrictive covenants described above:

•
“capital stock” of any person or entity means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person or entity, including any preferred stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

•	“subsidiary” means any corporation, partnership or other entity of which at the time of determination Argo Group owns or controls directly or indirectly more than 50% of the shares of voting shares.

•	“restricted subsidiary” means any future or present subsidiary of Argo Group the consolidated total assets of which constitute 20 percent or more of the consolidated total assets of Argo Group.

•
“consolidated total assets” means, in respect of Argo Group, as of any date of determination, the amount of total assets shown on the consolidated balance sheet of Argo Group and its consolidated subsidiaries delivered to the trustee under the terms of the Indenture, which shall be the balance sheet contained in the most recent annual or quarterly report filed with the Securities and Exchange Commission and, in respect of any subsidiary of Argo Group, the total assets of such subsidiary and its consolidated subsidiaries as shown on the consolidated balance sheet of Argo Group described above.

•
“permitted liens” means (i) pledges, mortgages, liens, encumbrances or other security interests existing on the date the senior debt securities are issued; (ii) pledges, mortgages, liens, encumbrances or other security interests on any property or any indebtedness of a person existing at the time the person becomes a subsidiary (whether by acquisition, merger or consolidation) which were not incurred in anticipation thereof; (iii) pledges, mortgages, liens, encumbrances or other security interests in favor of us or our subsidiaries; (iv) pledges, mortgages, liens, encumbrances or other security interests existing at the time of acquisition of the assets encumbered thereby which were not incurred in anticipation of such acquisition; (v) purchase money pledges, mortgages, liens, encumbrances or other security interests which secure indebtedness that does not exceed the cost of the purchased property; and (vi) pledges, mortgages, liens, encumbrances or other security interests on real property acquired after the date on which the Notes are first issued which secure indebtedness incurred to acquire such real property or improve such real property so long as (A) such indebtedness is incurred on the date of acquisition of such real property or within 180 days of the acquisition of such real property; (B) such pledges, mortgages, liens, encumbrances or other security interests secure indebtedness in an amount no greater than the purchase price or improvement price, as the case may be, of such real property so acquired; and (C) such pledges, mortgages, liens, encumbrances or other security interests do not extend to or cover any property of ours or any restricted subsidiary other than the real property so acquired.

•
“voting shares” means shares of any class or classes having general voting power under ordinary circumstances to elect a majority of the board of directors, managers or trustees of the corporation in question, provided that, for the purposes hereof, shares which carry only the right to vote conditionally on the happening of an event shall not be considered voting shares whether or not such event shall have happened.

Events of Default
Any one of the following events will constitute an event of default under the Indenture:

•	failure to pay any interest on any debt security of that series when due, continued for 30 days;

•	failure to pay principal of or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

•
failure to perform, or breach of, any other covenant or warranty in the Indenture, other than a covenant included in the Indenture solely for the benefit of a series of debt securities other than that series, continued for 90 days after written notice as provided in the Indenture;

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	any other event of default provided with respect to debt securities of that series.
If any event of default occurs and continues, either the trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of those debt securities, to be due and payable immediately by a notice in writing to us, and to the trustee if given by holders. The principal amount (or specified amount) will then be immediately due and payable. If an event of default occurs involving our bankruptcy, insolvency or reorganization, the principal amount of all outstanding securities under the Indenture will be due and payable immediately without any action on the part of the trustee or the holders. After acceleration, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.
Subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.
A holder of the Notes will not have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•
the holders of at least 25 percent in principal amount of the Notes of each affected series then outstanding (treated as separate classes) have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•
the trustee shall not have received from the holders of a majority in aggregate principal amount of the Notes of each series affected (with all such series voting as a single class) a direction inconsistent with such request; and

•	the trustee has not instituted proceedings within 60 days.
However, these limitations do not apply to a suit instituted by a holder for enforcement of payment of the principal of and premium, if any, or interest on their debt security on or after the respective due dates.
We are required to furnish to the trustee annually a statement as to our performance of certain obligations under the applicable Indenture and as to any default.
Governing Law
The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in that state.